UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

N E W S            R E L E A S E
NCL Corporation Ltd.
Susan Robison, (305) 436-4762
Heather Krasnow, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL CORPORATION REPORTS
FOURTH QUARTER AND FULL YEAR RESULTS FOR 2005
MIAMI — February 28, 2006 — NCL Corporation Ltd. (“NCL” or the “Company”) reported net income of $19.2 million on total revenues of $1.6 billion for its year ended December 31, 2005, as compared to a net loss of $8.7 million on total revenues of $1.3 billion for the year ended December 31, 2004. The Company reported a net loss of $28.8 million for the fourth quarter of 2005 on total revenues of $398.3 million, compared to a net loss of $37.7 million on total revenues of $324.5 million for the same period in 2004.
Quarter Results
Driven primarily by a 14.8% increase in Capacity Days and a 3.3% increase in Net Yields, total revenues for the fourth quarter of 2005 increased 22.8% compared to the fourth quarter of 2004. Net Yields improved in the fourth quarter of 2005 from the same quarter in 2004 primarily as a result of higher cruise ticket prices. Gross Yields increased 6.9% from the fourth quarter of 2004.
Net Cruise Costs per Capacity Day for the fourth quarter of 2005 increased 6.1% compared to the fourth quarter of 2004. The increase in these costs was primarily due to increased payroll and related expenses and higher fuel costs, partially offset by lower other operating expenses, SG&A and ship charter expenses, on a capacity adjusted basis. Gross Cruise Costs per Capacity Day increased 9.2%.

The growth in payroll and related expenses is primarily attributable to increased payroll costs associated with U.S. crew used in the Company’s inter-island cruises in Hawaii, which began operations in June 2004 and expanded to two ships with the introduction of the Pride of America at the end of the second quarter of 2005. During the quarter, average fuel prices increased 50% to $327 per metric ton from $218 per metric ton in 2004. Also during the quarter, the Company began managing its fuel costs through entering into fuel swap agreements and as of December 31, 2005 had hedged 25% and 5% of 2006’s estimated fuel consumption for its first and second quarters, respectively.
Full Year Results
Total revenues for the year ended December 31, 2005 increased by 20.8% compared to the year ended December 31, 2004. This increase was primarily attributable to a 12.6% increase in Capacity Days and a 6.6% increase in Net Yields. The strong growth in Net Yields for the year ended December 31, 2005 was due to higher cruise ticket prices and an increase in onboard spending. Gross Yields increased 7.3% compared to the year ended December 31, 2004.
Net Cruise Costs per Capacity Day for the year ended December 31, 2005 increased 7.1% compared to the prior year. Consistent with the fourth quarter results, the increase in these costs was primarily due to increases in both payroll and related expenses and fuel costs. Average fuel prices for 2005 increased 40% to $282 per metric ton from $202 per metric ton for 2004. The increase in payroll and related expenses and fuel costs accounted for 5.1 and 3.4 percentage points, respectively, of the increase in Net Cruise Costs. These increases were partially offset by other operating efficiencies. Gross Cruise Costs per Capacity Day increased 7.7%.
Earnings for the year ended December 31, 2005 include a foreign exchange translation gain of $29.4 million compared to a loss of $9.5 million for the year ended December 31, 2004, associated with the Company’s Euro-denominated debt. In December 2005, the Company converted the outstanding balance of the export-credit loan associated with the Pride of America from Euro to U.S. dollars at an exchange rate of 1.169625 and simultaneously fixed the interest rate on the loan at a rate of 5.715%.

“We continue to be pleased with the improvement in our Operating Income per Capacity Day” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “This metric continues to show improvement despite the effect of higher fuel costs and the significant start-up costs associated with the expansion of our Hawaii trade.”
Outlook
After a surge during the fourth quarter, demand for 2006 has stabilized. As a result, the Company, like its competitors, is not seeing as robust a “wave season” as it did in the prior year. Based upon the current demand environment, the Company expects Net Yields for the full year of 2006 to be up roughly 5% but flat for the first quarter of 2006 due to the timing of its fleet expansion in the premium-priced Hawaii trade.
The Company is looking forward to the delivery of the Pride of Hawaii, the newest addition to the NCL America fleet, in April of 2006. Upon its arrival, NCL America will have three modern cruise ships designed specifically for Freestyle Cruising that are unique in offering a 7-day inter-island cruise experience in Hawaii. The Company has two additional ships on order, the Norwegian Pearl and the Norwegian Gem, which are scheduled for delivery in the fourth quarters of 2006 and 2007, respectively.
The Company has scheduled a conference call at 10 a.m. eastern standard time today to discuss its earnings. This call can be listened to live or on a delayed basis, on the Company’s web site at www.ncl.com/investors.
Terminology and Non-GAAP Financial Measures
Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.
Gross Yields
Gross Yields represent total revenues per Capacity Day.
Net Yields
Net Yields represents total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believe that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance.
Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commission, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income, the Company believes changes in Net Cruise Costs to be the most relevant indicator of its performance and is commonly used in the cruise industry as a measurement of costs.
Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.
Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100 indicates that three or more passengers occupied some cabins.
This earnings release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “will,”

“may,” “believes,” “expects,” “intends,” “anticipates,” “projects,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our business worldwide; changes in interest rates, oil prices or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with our expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; emergency ship repairs; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
Financial Tables Follow
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NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, dollars in thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2005	2004	2005
Revenues
Passenger ticket revenues	$231,336	$289,058	$986,394	$1,184,480
Onboard and other revenues	93,133	109,289	351,892	431,674

Total revenues	324,469	398,347	1,338,286	1,616,154

Cruise operating expenses
Commissions, transportation and other	60,554	84,461	253,583	318,918
Onboard and other	26,355	32,174	118,904	138,369
Payroll and related	66,193	89,979	243,355	320,656
Fuel	22,758	37,859	78,013	119,412
Food	22,187	25,085	81,448	94,105
Ship charter costs	7,556	6,610	22,046	28,603
Other operating	45,613	45,874	184,188	190,442

Total cruise operating expenses	251,216	322,042	981,537	1,210,505

Marketing, general and administrative expenses	50,802	56,772	204,560	228,205
Depreciation and amortization	20,985	30,449	87,397	104,181
Impairment loss	14,500	—	14,500	—

Total operating expenses	337,503	409,263	1,287,994	1,542,891

Operating income	(13,034)	(10,916)	50,292	73,263

Non-operating income (expense)
Interest income	405	1,031	1,434	4,803
Interest expense, net of capitalized interest	(14,597)	(27,766)	(48,886)	(87,006)
Other (expense) income	(10,508)	8,884	(11,548)	28,096

Total non-operating expense	(24,700)	(17,851)	(59,000)	(54,107)

Net income	$(37,734)	$(28,767)	$(8,708)	$19,156

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

	December 31,	December 31,
	2004	2005
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$172,424	$60,416
Restricted cash	28,520	48,034
Accounts receivable, net	10,806	11,691
Note from Parent	12,325	12,325
Consumable inventories	18,356	29,133
Prepaid expenses and others	20,683	27,203
Deferred drydocking costs	13,497	14,591

Total current assets	276,611	203,393
Property and equipment, net	2,499,790	3,082,165
Deferred drydocking costs	6,943	9,273
Goodwill	392,600	400,254
Tradenames	218,538	218,538
Other assets	90,504	94,468

Total assets	$3,484,986	$4,008,091

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$86,198	$140,694
Accounts payable	69,875	73,003
Accrued expenses and other liabilities	113,466	137,634
Amount due to Parent	1,273	3,141
Advance ticket sales	230,601	281,849

Total current liabilities	501,413	636,321
Long-term debt	1,604,331	1,965,983
Other long-term liabilities	5,734	2,631

Total liabilities	2,111,478	2,604,935

Commitments and contingencies	—	—

Shareholder’s equity:
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,491,623	1,501,929
Unamortized stock option expense	(779)	(593)
Accumulated deficit	(117,348)	(98,192)

Total shareholder’s equity	1,373,508	1,403,156

Total liabilities and shareholder’s equity	$3,484,986	$4,008,091

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the years ended
	December 31,
	2004	2005
		(unaudited)
Cash flows from operating activities:
Net (loss) income	$(8,708)	$19,156
Adjustments to reconcile net (loss) income to
net cash provided by operating activities:
Depreciation and amortization	87,397	104,181
Impairment loss	14,500	—
Loss (gain) on translation of debt	9,545	(29,418)
Other	440	3,359
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(7,559)	(885)
Decrease (increase) in consumable inventories	23	(10,777)
Decrease (increase) in prepaid expenses and other assets	11,323	(4,185)
(Increase) in deferred drydocking costs	(19,634)	(21,990)
(Decrease) increase in accounts payable	(1,640)	3,128
Increase in accrued expenses and other liabilities	14,210	20,083
Increase in advance ticket sales	42,237	51,248

Net cash provided by operating activities	142,134	133,900

Cash flows from investing activities:
Capital expenditures	(736,643)	(655,867)
Decrease (increase) in restricted cash	2,204	(19,514)
Cash paid for acquisition of business, net of cash received	(4,647)	—

Net cash used in investing activities	(739,086)	(675,381)

Cash flows from financing activities:
Principal repayments on long-term debt	(505,029)	(280,440)
Proceeds from debt	1,090,153	715,696
Proceeds from advances from Parent	32,566	1,868
Contribution from Parent	—	461
Payment of debt issuance costs	(47,455)	(8,112)

Net cash provided by financing activities	570,235	429,473

Net (decrease) in cash and cash equivalents	(26,717)	(112,008)

Cash and cash equivalents
Beginning of year	199,141	172,424

End of year	$172,424	$60,416

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)
The following table sets forth selected statistical information for the periods presented:

	Three months ended		Year ended
	December 31,		December 31,
	2004	2005	2004	2005
Passenger Carried	227,124	250,884	874,926	981,665
Passenger Cruise Days	1,760,244	2,026,754	6,744,609	7,613,100
Capacity Days	1,687,936	1,938,544	6,370,096	7,172,040
Occupancy Percentage	104.3%	104.6%	105.9%	106.1%
Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended		Year ended
	December 31,		December 31,
	2004	2005	2004	2005
Passenger ticket revenues	$231,336	$289,058	$986,394	$1,184,480
Onboard and other revenues	93,133	109,289	351,892	431,674

Total revenues	324,469	398,347	1,338,286	1,616,154

Less:
Commissions, transportation and other	60,554	84,461	253,583	318,918
Onboard and other	26,355	32,174	118,904	138,369

Net revenues	$237,560	$281,712	$965,799	$1,158,867

Capacity Days	1,687,936	1,938,544	6,370,096	7,172,040
Gross Yields	$192.23	$205.49	$210.09	$225.34
Net Yields	$140.74	$145.32	$151.61	$161.58
Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and Gross and Net Cruise Costs per Capacity Day):

	Three months ended		Year ended
	December 31,		December 31,
	2004	2005	2004	2005
Total cruise operating expenses	$251,216	$322,042	$981,537	$1,210,505
Marketing, general and administrative expenses	50,802	56,772	204,560	228,205

Gross Cruise Costs	302,018	378,814	1,186,097	1,438,710

Less:
Commissions, transportation and other	60,554	84,461	253,583	318,918
Onboard and other	26,355	32,174	118,904	138,369

Net Cruise Costs	$215,109	$262,179	$813,610	$981,423

Capacity Days	1,687,936	1,938,544	6,370,096	7,172,040
Gross Cruise Costs per Capacity Day	$178.93	$195.41	$186.20	$200.60
Net Cruise Costs per Capacity Day	$127.44	$135.25	$127.72	$136.84

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2006	NCL Corporation Ltd. (Registrant)
	By:	/s/ Bonnie S. Biumi
		Name:	Bonnie S. Biumi
		Title:	Executive Vice President and Chief Financial Officer